August 14, 2006

Mail Stop 4561

Mr. Stephen M. Klein
Omni Financial Services, Inc.
Six Concourse Parkway, Suite 2300
Atlanta, GA 30328

Re: Omni Financial Services, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2006
File No. 333-134997

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you have filed a draft of your legal opinion; please make sure this opinion is finalized in your next amendment.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Allowance for Loan Losses, page 50

2.   Please refer to prior comment 15. Your response does not sufficiently address the relationship between the significant increase in your non-performing loans and the decline in the ratio of your allowance to your loan balance. Please revise to provide a more robust discussion of how you determined a lower allowance for loan loss was appropriate given the apparent declining credit quality of the loan portfolio.

Summary Historical Consolidated Financial Data, page 7

3.   Please refer to prior comment 18. Here and throughout your filing, please revise all historical financial information to include a presentation of pro forma tax expense and pro forma earnings measures under the assumption that you were a taxable entity for all periods presented.

Note 2: Business Combinations
Acquisitions, page F-15

4.   Please refer to prior comment 28. Given the poor historical results of operations, please revise, here and in MD&A, to more thoroughly discuss why you paid a significant premium to acquire GCB. Please disclose when you anticipate the acquired operations will become profitable and your basis for that estimate. In your subsequent periodic filings, please include updated disclosures regarding your estimate of the anticipated timing of profitability of these operations, including the reasons for any changes in the estimate.

5.   Please refer to prior comment 29. We note that you have reclassified the goodwill associated with Premier Community Bank as an indefinite life intangible asset. Please revise to disclose why you did not originally assign the excess purchase price to the bank charter and specifically discuss how you determined its fair value. Also, please disclose whether there are current operations associated with this charter.

Note 3: Investment Securities Available for Sale, page F-16

6.   Please refer to prior comment 31. We are not able to locate disclosure responsive to the comment. Please revise or advise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margaret Fitzgerald at (202) 551-3556 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Katherine M. Koops, Esq.
Powell Goldstein LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309-3488